

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 2, 2014

Via E-mail
Hajime Abe
Chief Executive Officer
Toshoan Holdings, Inc.
1-1-36, Nishiawaji,
Higashiyodogawa-ku
Osaka, Japan 533-0031

  Re: Toshoan Holdings, Inc.
    Amendment No. 1 to Registration Statement on Form S-1
    Filed May 13, 2014
    File No. 333-195060

Dear Mr. Abe:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment 2 in our letter dated May 2, 2014 and we re-issue the comment. Please provide us with your analysis as to whether you are currently a shell company. In this regard, we note that you appear to have nominal operations, no assets, your revenues appear to be generated from related party transactions, and you disclose on page 17 that you are in the "initial implementation of [y]our business plan." Alternatively, please revise your prospectus to disclose that you are a shell company and further disclose the consequences of that status, such as the restrictions on your ability to use registration statements on Form S-8, the limitations on the ability of your security holders to use Rule 144, and the potential reduced liquidity or illiquidity of your securities. We may have further comment upon reviewing your response.

2. We note your response to comment 5 in our letter dated May 2, 2014, including that the selling shareholders are not in the business of underwriting securities and that the purchases were made for investment purposes. However, you did not analyze the various factors identified in Question 612.09 of our Compliance & Disclosure Interpretations for Securities Act Rules, as requested, and it still appears that given the nature of the offering and the size of the offering relative to the number of shares outstanding held by non-affiliates, that the shares being registered for resale is a primary offering of your shares to the public. Please provide us with the previously requested analysis. In doing so, please address the following:

   • you are registering for resale all issued and outstanding shares, and the selling shareholders are offering 70,000,000 of the 72,000,000 shares covered by this registration statement;

   • there is currently no liquid trading market for your securities;

   • the vast majority of selling shareholders received the shares they are offering on December 11, 2013, less than six months ago; and

   • the selling shareholders received the shares directly from Mr. Hajime Abe, your Chief Executive Officer, shortly after you issued the shares to Mr. Abe.

Prospectus Cover Page

3. We note your response to comment 8 in our letter dated May 2, 2014. However, the proceeds from the offering appear to be gross, not net proceeds, as it does not appear that the figures disclosed deduct the offering expenses detailed on page 28. Please revise.

Prospectus Summary

4. We note your response to comment 11 in our letter dated May 2, 2014 and we re-issue the comment. Please revise the number of shares outstanding following the offering and show how they could differ depending on whether you sell 25%, 50%, or 75% of the shares being offered. In this regard, it appears that revisions were not made to show the number of shares outstanding following the offering and the chart continues to indicate that 72,000,000 shares will be sold if 25%, 50%, and 75% of the shares are sold.

Because [y]our current President has other business interests, page 10

5. We note your response to comment 17 in our letter dated May 2, 2014 and we re-issue the comment. Please discuss in this risk factor and throughout the prospectus whether Mr. Abe has other business interests that may compete with your interests. In this regard, it appears that the two business interests that Mr. Abe owns conduct businesses that could

affect your business. For example, it appears that Tsukiji is your main supplier and Toshoan Restaurant is your main customer.

Quantity and Price, page 17

6. We note your response to comment 18 in our letter dated May 2, 2014. Please revise the introductory sentence in this section and state, if true, that the numbers included in the chart are estimated. In this regard, we note your statements regarding the "potential" catch, revenue and cost of revenues per month. Also, we acknowledge your response that "[t]he basis of the chart is solely to display the potential gross profit of TOA Fishery if they purchased "X" quantity of tuna from Tsukiji." Please disclose the basis for the estimates used. For example, please discuss if the quantities included in the chart are based on prior experience. Further, please disclose Tsukiji's historical "catch per boat" and "catch of tuna per month." Finally, we note your statement that TOA Fishery "resells the products to sea food wholesalers across the country at a price of JPY 1,200." Please disclose whether you TOA has made any such wholesale sales. We may have further comments upon your response.

Directors and Executive Officers and Corporate Governance, page 24

7. We note your response to comment 19 in our letter dated May 2, 2014. Please revise your disclosure to describe more specifically Mr. Abe's occupations and employment during the past five years. Specifically, from July 2012 to January 2013. Please refer to Item 401(e) of Regulation S-K.

You may contact Jennifer López, Staff Attorney, at (202) 551-3792, Lisa Kohl, Staff Attorney, at (202) 551-3252, or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Lisa M. Kohl for

Mara L. Ransom
Assistant Director